VIA SEDAR

June 2, 2006

TO:	British Columbia Securities Commission,
Corporate Finance Department
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Registrar under the Prince Edward Island Securities Act
Securities Commission of Newfoundland & Labrador

Dear Sirs:

RE:	ART Advanced Research Technologies Inc.

Report of Voting Results pursuant to section 11.3 of National
Instrument 51-102 — Continuous Disclosure Obligations (“NI 51-102”)

Following the Annual and Special Meeting of Shareholders of ART Advanced Research Technologies Inc. (the “Corporation”) held on May 25, 2006 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

ART Advanced Research Technologies Inc.
Head Office – 2300 Alfred-Nobel Blvd., Saint-Laurent, Quebec, Canada H4S 2A4 Tel: (514)
832-0777 Fax (514) 832-0778
www.art.ca

Item Voted Upon	Voting Result
1. Election of directors, each to hold office until the next annual meeting of shareholders of the Corporation	• The nominees proposed by management were elected by a majority of shareholders.

2. Re-appointment of Raymond Chabot Grant Thornton, LLP, as independent auditors of the Corporation for the ensuing year and the authorization of the directors to fix their remuneration	• Raymond Chabot Grant Thornton, LLP, were appointed as the Corporation’s auditors by a majority of shareholders, and the board of directors was authorized to fix their remuneration.

3. Approval of resolution 2006-1 approving matters relating to a private placement of the Corporation to OppenheimerFunds, Inc.	• The resolution 2006-1 was adopted by a majority of shareholders.

4. Approval of resolution 2006-2 approving matters relating to a private placement of the Corporation to American institutional investors	• The resolution 2006-2 was adopted by a majority of shareholders.

5. Approval of resolution 2006-3
approving the (i) amendments to
the Stock Option Plan of the
Corporation including to set the
maximum number of common shares
issuable thereunder at a
percentage of the Outstanding
Issue, and (ii) the adoption of a
separate stock option plan for
the non-employee directors of the
Corporation subject to a distinct
maximum number of common shares
issuable thereunder expressed as
a percentage of the Outstanding
Issue.
• The resolution 2006-3 was adopted by a majority of shareholders following a poll conferring 76.7% of the votes cast in favour of the adoption of the resolution 2006-3.

Trusting the whole is satisfactory, we remain.

Yours truly,

(signed) Sébastien Gignac

Corporate Secretary and General Counsel

ART Advanced Research Technologies Inc.
Head Office – 2300 Alfred-Nobel Blvd., Saint-Laurent, Quebec, Canada H4S 2A4 Tel: (514)
832-0777 Fax (514) 832-0778
www.art.ca